GAIN Capital Holdings, Inc.
135 US Hwy 202/206, Suite 11
Bedminster, New Jersey 07921

October 3, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3233

Attention: Jennifer Monick, Assistant Chief Accountant
Office of Real Estate & Commodities

Re:    GAIN Capital Holdings, Inc.
Form 10-K for the Fiscal Year ended December 31, 2017
Filed March 14, 2018
File No. 1-35008

Dear Ms. Monick:

This letter is submitted on behalf of GAIN Capital Holdings, Inc. (“GAIN” or the “Company”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced filing (the “Form 10-K”) in the Staff’s letter dated September 5, 2018 (the “Comment Letter”).

For the convenience of the Staff’s review, the relevant text of the Comment Letter question being addressed has been reproduced herein with the Company’s response. Page numbers referred to in the responses reference the applicable pages of the Form 10-K.

Form 10-K for the Fiscal Year ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of Non-GAAP Financial Measures, Page 42

1.
We note your response to prior comment 1 including the table provided for purposes of illustrating your new approach. Please provide us with your proposed disclosure and table(s) with actual amounts for the three and six months ended June 30, 2018 and 2017 and for the fiscal years ended December 31, 2017 and 2016. Additionally, please confirm that you will use this revised methodology in your Form 10 - K for the fiscal year ended December 31, 2018 and that you will provide comparable prior period information using the same methodology. Reference is made to question 100.02 of the C&DI on Non - GAAP Financial Measures.

Attached to this letter as Exhibit A and Exhibit B, respectively, please find the proposed disclosure including actual amounts for the three and six months ended June 30, 2018 and 2017 and for the fiscal years ended December 31, 2017 and 2016. The Company confirms that its intent is to use this revised methodology in its Form 10-K for the year ended December 31, 2018 and that it will provide comparable prior period information using the same methodology.

*    *    *
The Company would again like to thank the Staff for the opportunity to discuss the matters raised in the Comment Letter and to submit this supplemental response. If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to contact me at 011-44-207-107-7230.

Sincerely,

/s/ Nigel Rose
Nigel Rose
Chief Financial Officer
GAIN Capital Holdings, Inc.

cc:    Howard Efron (Securities and Exchange Commission)

Appendix A

Proposed Disclosure for the Three and Six Month Periods
Ended June 30, 2018 and 2017

Reconciliation of Non-GAAP Financial Measures

The following table provides a reconciliation of GAAP net income to adjusted net income and adjusted earnings per common share (amounts in thousands except per share amounts):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
Net income/(loss) applicable to GAIN Capital Holdings Inc.	$67.1	$13.9	$83.2	$(4.9)
Income tax expense/(benefit)	(0.3)	1.5	7.4	(4.4)
Equity in net loss of affiliate	0.0	0.0	0.0	0.1
Non-controlling interest	0.3	0.2	0.5	0.2
Net Income from discontinued operations	(60.6)	(0.6)	(65.0)	(0.2)
Pre-tax income/(loss)	$6.6	$15.1	$26.2	$(9.3)
Adjustments	0.0	0.0	(0.1)	0.0
Adjusted pre-tax income/(loss)	$6.6	$15.1	$26.1	$(9.3)
Adjusted income tax (expense)/benefit(1)	(1.8)	(3.5)	(7.2)	2.2
Equity in net loss of affiliate	0.0	0.0	0.0	(0.1)
Non-controlling interest	(0.3)	(0.2)	(0.5)	(0.2)
Adjusted net income/(loss)	$4.4	$11.3	$18.4	$(7.4)

Adjusted earnings/(loss) per common share
Basic	$0.10	$0.24	$0.41	$(0.15)
Diluted	$0.10	$0.24	$0.40	$(0.15)

_____________________________
Note: Dollars in millions, except per share data and where noted otherwise. Columns may not add due to rounding.

(1)
Adjusted income tax (expense)/benefit reflects the Company’s GAAP income tax (expense)/benefit adjusted to reflect a tax rate equal to the Company’s most recent estimate of its full year tax rate calculated in accordance with GAAP, which was 27.3% for the periods ended June 30, 2018 and 23.2% for the periods ended June 30, 2017. The Company believes that this non-GAAP financial measure provides investors with a more consistent and stable basis for determining the impact of taxes on the Company’s core continuing operations. The following table shows a reconciliation of GAAP income tax (expense)/benefit to adjusted income tax (expense)/benefit:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
Income tax (expense)/benefit	0.3	(1.50)	(7.40)	4.4
Income tax rate	-4.5%	9.9%	28.2%	47.3%
Adjustments unrelated to pre-tax income:
Uncertain tax positions	—	—	(0.20)	(2.10)
Stock compensation	—	—	0.3	(0.10)
Tax rate true up(1)	(2.10)	(2.00)	0.1	—
Adjusted income tax (expense)/benefit	(1.80)	(3.50)	(7.20)	2.2
Adjusted income tax rate	27.3%	23.2%	27.9%	23.7%

(1)	Adjustment to align the interim adjusted income tax (expense)/benefit with the Company’s latest estimate of its full year tax rate calculated in accordance with GAAP.

Appendix B

Proposed Disclosure For Fiscal Years Ended December 31, 2017 and 2016

Reconciliation of Non-GAAP Financial Measures

The following table provides a reconciliation of GAAP net income to adjusted net income and adjusted earnings per common share (amounts in thousands except per share amounts):

	Year Ended December 31
	2017	2016
Net (loss)/income applicable to GAIN Capital Holdings, Inc.	$(11,195)	$35,272
Income tax expense/(benefit)	(6,855)	9,768
Equity in net loss of affiliate	343	62
Non-controlling interest	620	2,140
Pre-tax (loss)/income	(17,087)	47,242
Adjustments:
Acquisition expense	—	—
Restructuring	—	1,041
Integration	—	2,788
Other items(1)	6,391	—
Adjustment to fair value of contingent consideration	—	—
Legal settlement	—	9,205
Bad debt related to SNB event in January 2015	—	—
Total adjustments	6,391	13,034
Adjusted pre-tax (loss)/income	(10,696)	60,276
Adjusted income tax (expense)/benefit(2)	4,491	(11,040)
Equity in net loss of affiliate	(343)	(62)
Non-controlling interest	(620)	(2,140)
Adjusted net (loss)/income (non-GAAP)	$(7,168)	$47,034

Adjusted (loss)/earnings per common share (non-GAAP):
Basic	$(0.15)	$0.97
Diluted	$(0.15)	$0.96
(1) Other items include impairment of investment ($620), loss on extinguishment of debt ($4,944), and other corporate expenses ($827).
(2) Adjusted income tax (expense)/benefit/ reflects the Company’s GAAP income tax (expense)/(benefit) adjusted for (a) taxable or deductible items affecting income tax (expense)(benefit) that are unrelated to pre-tax income and (b) the tax effect of other taxable adjustments made to the Company’s pre-tax income. The taxable effect of the adjustments to pre-tax income are calculated using a tax rate equal to the GAAP income tax (expense)/benefit adjusted fpr the items described in clause (a) above divided by the Company’s GAAP pre-tax income. This tax rate was 42.0% for the period ended December 31, 2017 and 18.3% for the period ended December 31, 2016. The Company believes that this non-GAAP financial measure provides investors with a more consistent and stable basis for determining the impact of taxes on the Company’s core continuing operations. The following table shows a reconciliation of GAAP income tax (expense)/benefit to adjusted income tax (expense)/benefit:

	Year Ended December 31
	2017	2016
Income tax (expense)/benefit	6,855	(9,768)
Income tax rate	40.1%	20.7%
Adjustments unrelated to pre-tax income:
Impact of tax reform	4,924	—
Uncertain tax positions	(4,604)	1,115
Adjustments affecting pre-tax income:
Loss on extinguishment of debt	(2,076)	—
Impairment of investment	(260)	—
Corporate expenses	(347)	—
Legal settlement	—	(1,686)
Restructuring	—	(191)
Integration	—	(511)
Adjusted income tax (expense)/benefit	4,491	(11,040)
Adjusted income tax rate	42.0%	18.3%